Exhibit 99.1

Yamana Gold Inc.

For the Third Quarter Ended September 30, 2008

Management’s Discussion and Analysis of Operations and Financial Condition

(United States Dollars unless otherwise specified, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures (see Section 4) follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             HIGHLIGHTS

Financial
Third Quarter
•	Revenues of $247.5, an increase of 24% over the same quarter ended September 30, 2007.
•

Mine operating earnings of $44.4 million (after accounting for a negative mark-to-market adjustment of $38.4 million in respect to unsettled concentrate sales) compared with $124.9 million over the comparative quarter ended September 30, 2007.

•	Net earnings of $150.2 million or $0.21 basic earnings per share, compared with $30.0 million or $0.08 basic earnings per share in the third quarter of 2007.
•

Cash flow from operations of $100.2 million for the quarter before changes in non-cash working capital items and $91.0 million after changes in non-cash working capital items compared to $109.2 million and $55.4 million respectively for the comparative quarter ended September 30, 2007.

•	Adjusted Earnings of $31.5 million or $0.05 per share.

Nine Months
•	Revenues of $940.5 million, an increase of 78% over the same period ended September 30, 2007.
•	Mine operating earnings of $414.6 million, an increase of approximately 35% over the comparative nine month period ended September 30, 2007.

•	Net earnings of $255.4 million or $0.37 basic earnings per share compared with $110.1 million or $0.31 basic earnings per share for the first nine months of 2007.
•

Cash flow from operations of $414.3 million for the nine month period before changes in non-cash working capital items and $260.0 million after changes in non-cash working capital items compared to $273.9 million and $148.5 million respectively for the comparative quarter ended September 30, 2007.

•	Adjusted earnings of $257.9 million or $0.38 per share compared with adjusted earnings of $187.5 million or $0.53 per share for the same period in 2007.

Highlights subsequent to the quarter include:

•	Further mitigated currency exposure in Brazil: approximately 191.2 million Reais was hedged at an average of 2.4 Reais to the United States Dollar for the next two years.
•

Strengthened cash position through the sale of Yamana’s 40% joint venture interest in the Rossi Mine in Nevada for a total purchase price of $29.2 million. The interest was sold to Barrick Gold who now operates and owns a 100% of the mine.

•	Realized significant value in the Company’s copper hedge program by monetizing a portion of its longer-term contract.

Operational
Third Quarter
•	Total production of 235,406 gold equivalent ounces (“GEO”) for the quarter ended September 30, 2008, an increase of 77% over the comparative quarter ended September 30, 2007.
•	Average cash costs of $140 per GEO after copper and zinc by-product credits.
•	Copper production of 44.4 million pounds consisting of 34.9 million pounds from Chapada and 9.5 million pounds from Alumbrera (12.5% interest).
•

Sale of 173,342 ounces of gold at an average realized price of $861 per ounce, 2.4 million ounces of silver at an average realized price of $14.56 per ounce and 33.4 million pounds of copper contained in concentrate at a realized price of $3.45 per pound.

Nine Months
•	Total production of 728,124 GEO for the nine month period ended September 30, 2008, an increase of 98% over the comparative nine month period ended September 30, 2007.
•	Average cash costs of $(40) per GEO after copper and zinc by-product credits.
•	Copper production of 130.2 million pounds consisting of 102.6 million pounds from Chapada and 27.6 million pounds from Alumbrera (12.5% interest).
•	Gold sales of 553,692 ounces, silver sales of 7.6 million ounces and copper contained in concentrate sales of 101.8 million pounds.

Development and Exploration
•

Exploration results received at El Peñón continue to support Yamana’s view that El Peñón will be able to achieve an increased sustainable annual rate of production of 500,000 GEO per year. Increased production will be achieved by increasing tonnage and reducing grind size to increase plant capacity.

•	Construction continued at Gualcamayo with production expected to commence Q4, and commercial production in the second quarter of 2009.
•	Exploration efforts at Mercedes and Pilar de Goias continue.
•	Expansion plans at Jacobina continue; plant capacity achieved is at 6,500 tonnes per day (“tpd”) as planned, with ore processing target at an average of 6,000 tonnes in 2009.

•	First resource estimate for La Pepa showed encouraging results, and updates to Jeronimo and Amancaya were completed.
•	Expansion at São Vicente is near completion with start up expected in December 2008 for an annual average production of 55,000 to 60,000 ounces of gold.
•	Expansion at Chapada with feasibility studies for various throughput scenarios to be completed by end of 2008 and minimum throughput expansion to 20 million tonnes per year expected by April 2009.
•	Construction for the doubling of capacity at Minera Florida is almost complete with conceptual engineering for increase in production to 150,000 GEO in 2012.
•	Increased total resources by approximately 4 million GEO year-to-date with a target increase of 7 million GEO by the end of 2008.

2.             OUTLOOK

The global economy is currently experiencing one of the most unsettled times in recent history which has had an impact on many companies including those in the mining sector.  In accommodating these impacts, Yamana intends to continue to maintain flexibility, generate cash flow, preserve capital and maximize cash balances.  Yamana’s approach to delivering value to shareholders is to focus on prudent and disciplined growth, taking the time to properly develop assets, ensuring effective management of capital expenditures, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility with assets.  The Company remains committed to maintaining and increasing cash reserves by increasing cash flow, containing costs, mitigating expansionary capital where appropriate and divesting non-core assets.  The Company expects improvements in costs as the cost of consumables, fuel and other products continues to decline significantly.  Also, the improved cost structure due to recent favorable movements in local currencies, particularly the currencies in Brazil and Chile, should further assist costs.

Yamana’s operating mines are primarily located in countries whose currencies have recently experienced significant volatility against the United States Dollar.  The Brazilian Real has improved from levels as low as 1.56 Reais to the United States Dollar in mid-2008.  Similarly, the Chilean Peso has improved from levels as low as 429 Pesos per United States Dollar in mid-2008. Prior to these recent favourable currency movements, significant local currency appreciation has had a substantial adverse impact on the Company’s operating costs as reported in United States Dollars in prior quarters.  In the second quarter of 2008, the Real averaged 1.66, and in the third quarter averaged 1.67.  In the second quarter of 2008, the Peso averaged 470 and in the third quarter averaged 516. However, the trend appears to have reversed and since the third quarter 2008, the United States Dollar has appreciated against the Brazilian Real and the Chilean Peso by approximately 26 per cent and 30 per cent, respectively, to levels of 2.1 Reais to the United States Dollar and 670 Pesos per United States Dollar.  The devaluation of the Real and Peso, combined with the currency hedges at levels in Brazil above current levels, along with recent and expected continuation of lower input costs (including steel, fuel, contracted services, overseas and overland freight and transport), are expected to improve Yamana’s cost structure going forward.

In an effort to reduce volatility in cost structures due to fluctuating currency exchange rates, Yamana has hedged approximately 70 per cent of its operating currency exposure at four of its mines in Brazil.  A total of approximately 435.9 Reais is now hedged for the next 2.5 years at an average rate of approximately 2.3 Reais to the United States Dollar.

In Chile, given the strong correlation between the Chilean Peso and copper prices, a weakening in the currency serves as a natural hedge to declining copper prices.  Any decrease in copper margins for the Company’s unhedged copper due to lower copper prices is significantly offset by the expected margin improvements related to its gold and silver production in Chile due to a weaker Peso. In 2009, approximately 35 per cent of Yamana’s gold production will be from mines in Chile.

Quarter over quarter, Yamana’s copper hedges may be represented as either a liability or an asset based on the level of copper prices at that time versus hedged copper prices. In either case, the liability or value of the asset remains unrealized and is reflected only as a mark-to-market adjustment in financial results. Yamana’s copper hedges represented a liability up until the end of the third quarter, and then became an asset with a significant value of over $100 million as copper prices declined after quarter-end.  Yamana took the opportunity to monetize the longer-term portion of that asset and realized proceeds of approximately $47 million, further strengthening the Company’s cash position, while maintaining the majority of its shorter-term contracts.  Further, on a quarterly basis, the Company may be impacted by provisional accounting as final pricing for concentrate sales is calculated two or three months after shipment.  This causes a delay in the impact of price movements for copper and gold concentrate sold in the following quarter.  This impact from the provisional accounting on unsettled invoices may create variability in receivables and cash flow, quarter over quarter, however this tends to become normalized over the course of a longer period.  The Company is impacted from time to time by these mark-to-market gains (or losses) from its copper hedge program, although this is a non-cash item, and does not impact, positively or negatively, the operating profit of the Company.

Total cash on hand as of present date exceeds $200 million and is supplemented by marketable assets with significant additional cash value along with cash flow from operations.  The Company is well positioned financially.

Yamana’s production plan is focused on organic growth targeting more than 1.4 million GEO in 2009, approximately 1.5 million GEO in 2010, approximately 1.6 million GEO in 2011 and more than 2.0 million GEO in 2012.  Production targets are based on existing reserves and resources and proposed increases at projects now being evaluated.  As the Company matures its projects, increases its reserves and resources and continues with feasibility work, the Company will upgrade its production plan into a more formalized mine plan for each project under evaluation.

3.             OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the three and nine months ended September 30, 2008 with comparatives for the three and nine months ended September 30, 2007:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of dollars)	2008	2007	2008	2007
Revenues	$247,465	$199,693	$940,463	$528,493
Cost of sales	(159,749)	(58,800)	(379,635)	(179,755)
Depreciation, amortization and depletion	(42,357)	(15,435)	(142,708)	(39,539)
Accretion of asset retirement obligations	(989)	(522)	(3,560)	(1,229)

Mine operating earnings	44,370	124,936	414,560	307,970

Expenses
General and administrative and other expenses	(18,020)	(12,061)	(57,650)	(41,079)
Exploration and other	(6,785)	(5,305)	(17,871)	(17,997)

Operating earnings	19,565	107,570	339,039	248,894

Foreign exchange gain (loss)	45,100	(331)	2,728	(7,026)
Realized loss on commodity derivatives	(23,671)	(9,061)	(66,437)	(9,061)
Unrealized gain (loss) on commodity derivatives	138,930	(50,786)	36,451	(79,485)
Other business and interest income (expense)	(40,108)	(2,926)	(61,703)	6,019

Earnings before income taxes and equity earnings	139,816	44,466	250,078	159,341

Income tax provision	9,146	(14,516)	(26,427)	(49,205)
Equity earnings from Minera Alumbrera	1,237	—	31,756	—

Net earnings	$150,199	$29,950	$255,407	$110,136
Basic earnings per share	$0.21	$0.08	$0.37	$0.31

Earnings Adjustments:
Stock-based compensation	—	137	2,570	698
Foreign exchange (gain) loss	(45,100)	331	(2,728)	7,026
Unrealized (gain) loss on derivatives	(138,930)	50,786	(36,451)	79,485
Loss on impairment of Fazenda Nova and sill pillar failure expenses	—	2,732	—	15,018
Write-off of investments	22,723	—	22,723	—
Write-off of inventory and provision for loss of tax credits	11,063	2,573	11,063	2,573
Future income tax expense on foreign currency translation of inter corporate debt	(33,387)	5,418	(12,963)	13,280
Mark-to-market adjustment on unsettled concentrate sales	38,381	(8,951)	19,511	(11,577)

Adjusted Earnings before income tax effects	4,949	82,976	259,132	216,639

Income tax effect of adjustments on earnings	26,553	(17,423)	(1,201)	(29,111)

Adjusted Earnings	$31,502	$65,553	$257,931	$187,528

Adjusted Earnings per share	$0.05	$0.18	$0.38	$0.53

Revenues for the quarter were $247.5 million, an increase of 24% over the comparative quarter ended September 30, 2007. Revenues for the nine months ended September 30, 2008 were $940.5 million compared to $528.5 million for the comparative nine months in 2007.

Gross revenues for the quarter were derived from the sale of 173,342 ounces of gold, 2.4 million ounces of silver and 33.4 million pounds of copper.

The Company’s average net realized gold price during the quarter was $862 per ounce, an increase of 26% from an average net realized price of $686 per ounce during the comparative quarter ended September 30, 2007.  The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales.  This compares to an average spot price for the quarter of $872 per ounce.

The average realized price from Chapada was $3.45 per pound of copper for the quarter, compared with the average spot price of $3.48 per pound of copper.  The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales.

The average net realized price for silver during the quarter was $14.56 per ounce compared with the average spot price for the quarter of $15.09 per ounce.

The Company is impacted on a quarterly basis by provisional accounting as final pricing for concentrate sales is calculated two or three months after shipment depending on the terms of the off-take agreements.  This causes a delay in the impact of price movements for copper and gold sold in concentrate to the following quarter.  This impact from the provisional accounting on unsettled sales creates variability quarter to quarter, however such impact is normalized over the course of a longer period.  For the third quarter, the Company recorded a negative mark-to-market adjustment of $38.4 million on 60.6 million pounds of copper and 76,800 ounces of gold outstanding under open contracts during the quarter at a market-to-market price of $3.00 per pound and $889 per ounce, respectively.  Of the 60.6 million pounds of copper subject to mark-to-market adjustments, 33.4 million pounds were sold during the third quarter at an average realized price of $3.45 per pound.  Of the 76,800 ounces of gold subject to market-to-market adjustments, 31,309 ounces were sold during the third quarter at an average realized price of $849 per ounce from Chapada.  Treatment and refining costs for the quarter were $6.8 million.  Additionally, the Company recorded negative sales taxes, freight and pricing adjustments of $7.4 million on invoices settled during the quarter.

Mine operating earnings were $44.4 million and $414.6 million, respectively, for the three and nine months ended September 30, 2008.  These represent a decrease of 64% from $124.9 million for the third quarter in 2007 and an increase of 35% from mine operating earnings of $308.0 million for the comparative nine months ended September 30, 2007.

Mine operating earnings to September 30, 2008 were impacted by less favourable exchange rates, primarily the Brazilian Real, and a number of interim grade and recovery factors experienced in the Company’s mine operations which are expected to improve in Q4 2008.  An increase in prices for precious metals was partly offset by an increase of consumable prices of inputs into the operating process.  The Company’s gold and copper production increased by 45% and 33%, respectively from the quarter ended September 30, 2007.  Production for the third quarter included production from mines acquired through the Meridian Gold acquisition (El Peñón, Minera Florida and Rossi - 40% interest) in October 2007.  Mine operating earnings for the third quarter were below levels in the second quarter due to negative metal price adjustments of $38 million on concentrate receivables settled largely during the quarter.

Net earnings for the quarter were $150.2 million, an increase of 400%, compared with net earnings of $30.0 million for the quarter ended September 30, 2007.  Net earnings were $255.4 million for the nine-month period of 2008 compared with $110.1 million for the same period of 2007.

Adjusted Earnings were $31.5 million for the quarter or $0.05 per share, compared with $65.6 million, or $0.18 per share for the third quarter of 2007.  For the nine-month period, Adjusted Earnings were $257.9 million, or $0.38 per share, compared with $187.5 million, or $0.53 per share, for the same period of 2007.

Adjusted Earnings exclude unrealized losses or gains on derivatives.  The Company calculates unrealized loss or gain on future copper delivery obligations based on the forward price for copper relating to the delivery period.  The unrealized gains or losses represents an accounting loss or gain and may never be realized.  Adjusted Earnings shown above reflect only the realized losses (or gains) on copper derivatives for the period.  This treatment reflects the economic impact of copper hedges as if hedge accounting were available.  While the Company’s copper hedges are an effective economic hedge, accounting rules do not accommodate hedge accounting where a concentrate is produced in which copper is not the only metal.  Under hedge accounting, unrealized gains and losses would not impact the statement of operations until the designated copper is delivered in future quarters and revenues would be based on the hedged price.

Cost of sales for the three and nine month periods ended September 30, 2008 were $159.7 million and $379.6 million, respectively.  Amortization and depletion for the three and nine month periods ended September 30, 2008 was $42.4 million and $142.7 million, respectively.

Cash flow from operations before changes in non-cash working capital items was $100.2 million for the quarter and 414.3 million for the nine months ended September 30, 2008, compared with $109.2 million and $273.9 million, respectively, for the corresponding periods in 2007.  Cash inflow from operations after taking into effect changes in working capital items was $91.0 million for the quarter and $260.0 million for the nine months ended September 30, 2008.  This compares to $55.4 million for the three months and $148.5 million for the nine months ended September 30, 2007.

Revenues and Mine operating earnings were impacted by a mark-to-market adjustment of $38.4 million in respect to unsettled concentrate sales. Mine operating earnings were also impacted by an inventory write-down of $11.1 million.

The table below presents selected quarterly financial and operating data:

(Unaudited)	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007

Financial results (in thousands of dollars)
Revenues (i)	$247,465	$336,938	$356,060	$218,598
Mine operating earnings	$44,370	$174,942	$195,248	$76,610
Net earnings for the period	$150,199	$42,089	$63,119	$47,109
Adjusted net earnings (ii)	$31,502	$102,702	$134,665	$35,221
Cash flow from operating activities (after changes in non-cash working capital items)	$91,048	$148,981	$19,953	$145,808
Cash flow from operating activities (before changes in non-cash working capital items) (ii)	$100,200	$194,052	$120,083	$28,033
Cash flow to investing activities	$(145,100)	$(168,286)	$(135,574)	$(535,865)
Cash flow (to) from financing activities	$(53,897)	$47,662	$44,060	$601,434

Per share financial results
Basic earnings per share	$0.21	$0.06	$0.09	$0.08
Diluted earnings per share	$0.21	$0.06	$0.09	$0.08
Adjusted earnings per share (ii)	$0.05	$0.15	$0.20	$0.06

Financial Position (in thousands of dollars)
Cash and cash equivalents	$125,636	$238,377	$213,916	$284,894
Total assets	$9,222,513	$10,151,232	$9,929,098	$9,895,924
Total long-term liabilities excluding long-term future income tax liabilities	$724,204	$831,666	$841,749	$773,272
Long term portion of future income tax liabilities	$1,892,733	$2,757,208	$2,657,641	$2,696,387

Production
Commercial GEO produced (iii)	235,406	257,498	235,220	229,488
Total GEO produced excluding 12.5% equity interest in Alumbrera (iii)	223,945	243,875	218,167	209,092

Cash costs per GEO produced (ii)	$140	$(140)	$(125)	$(9)
Co-product cash costs per GEO produced (ii)	$454	$332	$376	$350
Chapada copper contained in concentrate production (millions of lbs)	34.9	36.6	31.0	30.5
Chapada co-product cash costs per lb of copper (ii)	$1.19	$0.98	$1.02	$0.78
Chapada concentrate production (tonnes)	61,737	63,702	53,134	51,977

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	9.5	8.2	9.9	11.4
Alumbrera co-product cash costs per lb of copper (ii)	$1.80	$2.44	$1.86	$1.42
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	16,717	15,337	18,203	20,254

Sales
Gold sales (without Alumbrera) (ounces)	173,342	193,150	187,200	161,753
Alumbrera attributable gold sales (ounces)	12,039	14,686	13,951	24,553

Chapada payable copper contained in concentrate sales (millions of lbs)	33.4	35.2	33.2	28.4
Chapada concentrate sales (tonnes)	57,344	62,189	58,786	48,677

Alumbrera (12.5% interest payable) attributable copper contained in concentrate sales (millions of lbs)	8.90	9.10	7.80	13.00
Alumbrera (12.5% interest) attributable concentrate sales (tonnes)	16,662	17,777	14,623	24,790

Silver sales (millions of ounces)	2.4	2.9	2.4	—
Average realized gold price per ounce (i)	$861	$893	$937	$795
Chapada average realized copper price per lb (excluding derivative contracts)	$3.45	$3.81	$3.64	$3.19
Average realized silver price per ounce (i)	$14.56	$17.20	$17.83	$—

(Unaudited)	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006

Financial results (in thousands of dollars)
Revenues (i)	$199,693	$183,667	$145,133	$59,951
Mine operating earnings	$124,936	$106,659	$76,375	$8,904
Net earnings for the period	$29,950	$52,761	$27,426	$6,141
Adjusted net earnings (ii)	$65,553	$76,429	$47,280	$504
Cash flow from operating activities (after changes in non-cash working capital items)	$55,354	$79,279	$13,861	$3,901
Cash flow from operating activities (before changes in non-cash working capital items) (ii)	$109,155	$95,795	$68,928	$2,655
Cash flow from investing activities	$(75,549)	$(61,797)	$(29,803)	$(10,785)
Cash flow from financing activities	$(1,273)	$(1,542)	$15,725	$3,452

Per share financial results
Basic earnings per share	$0.08	$0.15	$0.08	$0.02
Diluted earnings per share	$0.08	$0.14	$0.07	$0.02
Adjusted Earnings per share (ii)	$0.18	$0.22	$0.13	$—

Financial Position (in thousands of dollars)
Cash and cash equivalents	$66,944	$88,956	$69,808	$69,680
Total assets	$2,516,995	$2,407,179	$2,267,075	$2,181,192
Total long-term liabilities excluding long-term future income tax liabilities	$105,578	$41,105	$38,049	$59,029
Long-term portion of future income tax liabilities	$384,009	$389,198	$346,406	$328,372

Production
Commercial GEO produced	131,366	115,843	120,607	104,563
Pre-Commercial GEO produced	—	—	—	7,881
Total GEO produced	131,366	115,843	120,607	112,444

Cash costs per GEO produced (ii)	$(339)	$(434)	$(105)	$321
Co-product cash costs per GEO produced (ii)	$322	$325	$303	$321

Copper contained in concentrate production (millions of lbs)	33.5	31.5	27.4	NA
Co-product cash costs per lb of copper (ii)	$0.71	0.72	0.66	NA

Concentrate production (tonnes)	54,628	50,304	44,430	NA

Sales
Gold sales (ounces)	128,056	120,022	122,699	97,240
Pre-commercial gold sales (ounces)	—	—	—	19,739
Total gold sales (ounces) (i)	128,056	120,022	122,699	116,979

Copper contained in concentrate sales (millions of lbs)	33.0	31.7	23.9	NA
Concentrate sales (tonnes)	55,773	56,183	40,615	NA
Average realized gold price per ounce (i)	$686	$660	$645	$619
Average realized copper price per lb (excluding hedge contacts)	$3.54	3.59	2.81	NA

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii)	A note regarding non-GAAP measures is included in this Management’s Discussion and Analysis of Operations and Financial Condition.
(iii)	GEO include silver ounces converted to gold on a ratio of 55:1 for the quarter and 53.67:1 for the 9 months ended September 30, 2008.

4.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce data, Adjusted Earnings or Loss and Adjusted Earnings or Loss per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product copper and zinc revenues from operating cash costs.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. The following table provides a reconciliation of cost of sales per the financial statements and cash cost per ounce:

	Three months ended
	In thousands of dollars		Dollar per gold equivalent ounce
	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Cost of sales (i)	$159,749	$58,800	$679	448

Adjustments:
Copper by-product credits	(102,060)	(116,888)	(434)	(890)
Impact of equity interest in Alumbrera (12.5%)	(260)	—	(1)	—
Non-cash adjustments	(24,556)	13,555	(104)	103

Total cash costs (ii)	$32,873	$(44,533)	$140	$(339)

	Nine months ended
	In thousands of dollars		Dollar per gold equivalent ounce
	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Cost of sales (i)	$379,635	$179,755	$521	489

Adjustments:
Copper by-product credits	(357,297)	(293,791)	(491)	(799)
Impact of equity interest in Alumbrera (12.5%)	(30,927)	—	(42)	—
Non-cash adjustments	(20,083)	6,563	(28)	18

Total cash costs (ii)	$(28,672)	$(107,473)	$(40)	$(292)

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)	Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (f) debt repayment expense, (g) non-controlling interest and (h) internal transaction costs. The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

5.             MINES AND DEVELOPMENT PROJECTS

The following chart summarizes commercial production and cash costs per ounce of gold equivalent for the three and nine month periods ended September 30, 2008 with comparative figures for the three and nine month periods ended September 30, 2007 by mine:

		Total Gold Equivalent Production (oz.) (i)	Total Copper Production (millions of lbs)	Total Concentrate Production (tonnes)	Cash costs per Gold Equivalent ounce (ii)	Co-product Cash costs per lb of Copper (ii)

Chapada	3 months ended Sept. 30 2008	35,876	34.9	61,737	$(1,502)	$1.19
	3 months ended Sept. 30, 2007	49,716	33.5	54,628	$(1,560)	$0.71
	9 months ended Sept. 30, 2008	114,774	102.6	178,573	$(1,902)	$1.06
	9 months ended Sept. 30, 2007	132,697	92.4	149,362	$(1,494)	$0.70
El Peñón	3 months ended Sept. 30, 2008	98,976	—	—	$342	$—
	3 months ended Sept. 30, 2007	—	—	—	$—	$—
	9 months ended Sept. 30, 2008	310,000	—	—	$300	$—
	9 months ended Sept. 30, 2007	—	—	—	$—	$—
Jacobina	3 months ended Sept. 30, 2008	18,519	—	—	$772	$—
	3 months ended Sept. 30, 2007	17,289	—	—	$544	$—
	9 months ended Sept. 30, 2008	49,801	—	—	$334	$—
	9 months ended Sept. 30, 2007	35,812	—	—	$499	$—
Fazenda Brasileiro	3 months ended Sept. 30, 2008	23,344	—	—	$492	$—
	3 months ended Sept. 30, 2007	24,086	—	—	$351	$—
	9 months ended Sept. 30, 2008	71,949	—	—	$445	$—
	9 months ended Sept. 30, 2007	65,462	—	—	$363	$—
Minera Florida	3 months ended Sept. 30, 2008	17,345	—	—	$347	$—
	3 months ended Sept. 30, 2007	—	—	—	$—	$—
	9 months ended Sept. 30, 2008	48,250	—	—	$375	$—
	9 months ended Sept. 30, 2007	—	—	—	$—	$—
São Francisco	3 months ended Sept. 30, 2008	18,577	—	—	$750	$—
	3 months ended Sept. 30, 2007	27,271	—	—	$390	$—
	9 months ended Sept. 30, 2008	54,367	—	—	$662	$—
	9 months ended Sept. 30, 2007	83,520	—	—	$352	$—
San Andrés	3 months ended Sept. 30, 2008	11,308	—	—	$642	$—
	3 months ended Sept. 30, 2007	12,506	—	—	$346	$—
	9 months ended Sept. 30, 2008	32,624	—	—	$641	$—
	9 months ended Sept. 30, 2007	43,399	—	—	$365	$—
Fazenda Nova	3 months ended Sept. 30, 2008	—	—	—	$—	$—
	3 months ended Sept. 30, 2007	2,380	—	—	$589	$—
	9 months ended Sept. 30, 2008	—	—	—	$—	$—
	9 months ended Sept. 30, 2007	6,427	—	—	$565	$—
Rossi (40% interest)	3 months ended Sept. 30, 2008	—	—	—	$—	$—
	3 months ended Sept. 30, 2007	—	—	—	$—	$—
	9 months ended Sept. 30, 2008	4,222	—	—	$661	$—
	9 months ended Sept. 30, 2007	—	—	—	$—	$—
Total before equity interest	3 months ended Sept. 30, 2008	223,945	34.9	61,737	$148	$1.19
	3 months ended Sept. 30, 2007	133,248	33.5	54,628	$(339)	$0.71
	9 months ended Sept. 30, 2008	685,987	102.6	178,573	$2	$1.06
	9 months ended Sept. 30, 2007	367,317	92.4	149,362	$(292)	$0.70
Alumbrera (12.5% interest)	3 months ended Sept. 30, 2008	11,461	9.5	16,717	$(11)	$1.80
	3 months ended Sept. 30, 2007	—	—	—	$—	$—
	9 months ended Sept. 30, 2008	42,137	27.6	50,257	$(734)	$2.05
	9 months ended Sept. 30, 2007	—	—	—	$—	$—
Total	3 months ended Sept. 30, 2008	235,406	44.4	78,454	$140	$1.19
	3 months ended Sept. 30, 2007	133,248	33.5	54,628	$(339)	$0.71
	9 months ended Sept. 30, 2008	728,124	130.2	228,830	$(40)	$1.06
	9 months ended Sept. 30, 2007	367,317	92.4	149,362	$(292)	$0.70

(i)	GEO include silver ounces converted to gold on a ratio of 55:1 for the quarter and 53.67:1 for the 9 months ended September 30, 2008.
(ii)	A note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

The following table summarizes production and cash cost per gold equivalent ounce data for the third quarter with comparative figures of the second quarter of 2008:

		Total Gold Equivalent Production (oz.) (i)	Total Copper Production (millions of lbs)	Total Concentrate Production (tonnes)	Cash costs per Gold Equivalent ounce (ii)	Co-product Cash costs per lb of Copper (ii)

Chapada	3 months ended Sept. 30, 2008	35,876	34.9	61,737	$(1,502)	$1.19
	3 months ended June 30, 2008	41,959	36.6	63,702	$(2,219)	$0.98
El Peñón	3 months ended Sept. 30, 2008	98,976	—	—	$342	$—
	3 months ended June 30, 2008	113,150	—	—	$284	$—
Jacobina	3 months ended Sept. 30, 2008	18,519	—	—	$772	$—
	3 months ended June 30, 2008	18,581	—	—	$(252)	$—
Fazenda Brasileiro	3 months ended Sept. 30, 2008	23,344	—	—	$492	$—
	3 months ended June 30, 2008	25,545	—	—	$376	$—
Minera Florida	3 months ended Sept. 30, 2008	17,345	—	—	$347	$—
	3 months ended June 30, 2008	14,071	—	—	$471	$—
São Francisco	3 months ended Sept. 30, 2008	18,577	—	—	$750	$—
	3 months ended June 30, 2008	16,669	—	—	$667	$—
San Andrés	3 months ended Sept. 30, 2008	11,308	—	—	$642	$—
	3 months ended June 30, 2008	12,619	—	—	$642	$—
Rossi (40% interest)	3 months ended Sept. 30, 2008	—	—	—	$—	$—
	3 months ended June 30, 2008	1,281	—	—	$861	$—
Total before equity interest	3 months ended Sept. 30, 2008	223,945	34.9	61,737	$148	$1.19
	3 months ended June 30, 2008	243,875	36.6	63,702	$(120)	$0.98
Alumbrera (12.5% interest)	3 months ended Sept. 30, 2008	11,461	9.5	16,717	$(11)	$—
	3 months ended June 30, 2008	13,623	8.2	15,337	$(514)	$—
Total	3 months ended Sept. 30, 2008	235,406	44.4	78,454	$140	$1.19
	3 months ended June 30, 2008	257,498	44.8	79,039	$(140)	$0.98

(i)	GEO include silver ounces converted to gold on a ratio of 55:1 for the quarter and 53.67:1 for the 9 months ended September 30, 2008.
(ii)	A note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

A total of 235,406 GEO were produced during the quarter.  Production increased 79% over production of 131,366 ounces of gold in the third quarter of 2007 which did not include the production from the Meridian and Northern Orion producing properties.  Production decreased by 8.6% in the third quarter from 257,498 GEO produced for the quarter ended June 30, 2008.  Third quarter production was lower than expected with the shortfall mainly attributable to grade and recovery factors in several mines.  This is considered short-term and expected to improve over time.

Additionally, copper production for the quarter totaled approximately 44.4 million pounds, of which 34.9 million pounds were produced at Chapada, with the balance of 9.5 million pounds coming from the Company’s 12.5% interest in Alumbrera.

Average cash costs for the quarter net of by-product credits were $ 140 per ounce compared to $(339) per ounce for the comparative quarter ended September 30, 2007. On a co-product basis average cash costs for the quarter from Chapada were $1.19 per pound of copper and $367 per ounce of gold.  This compares to $0.71 per pound of copper and $188 per ounce of gold in the third quarter of 2007.

Higher cash costs were due to the appreciation of the Brazilian Real and increases attributable to consumables, fuel and overseas freight.  Weakening of the exchange rates for the Brazilian Real and Chilean Peso began by the end of the third quarter and continued into October and November.  With the more favourable exchange rates along with the easing of cost pressures from consumables, the Company expects that co-product cash costs should improve over time.

CHAPADA MINE

	For the three months ended		For the nine months ended
Operating Statistics	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Production
Concentrate (tonnes)	61,737	54,628	178,573	149,362

Gold contained in concentrate production (ounces)	35,876	49,716	114,774	132,697

Copper contained in concentrate (millions of pounds)	34.9	33.5	102.6	92.4

Cash costs per ounce produced	$(1,502)	$(1,560)	$(1,902)	$(1,494)
Co-product cash costs per oz of gold produced	$367	$188	$351	$194
Co-product cash costs per lb of copper produced	$1.19	$0.71	$1.06	$0.70

Ore mined (tonnes)	4,209,066	4,174,786	10,711,628	12,900,704
Ore processed (tonnes)	3,774,842	3,256,283	10,614,265	9,956,108

Gold ore grade (g/t)	0.44	0.64	0.47	0.59
Copper ore grade (%)	0.47	0.52	0.49	0.50

Gold concentrate grade (g/t)	18.13	28.30	20.12	27.60
Copper concentrate grade (%)	25.66	27.80	26.07	28.10

Gold recovery rate (%)	67.4	73.7	72.0	73.1
Copper recovery rate (%)	89.1	89.0	89.6	87.2

Sales
Concentrate (tonnes)	57,344	55,773	178,319	152,571
Payable gold contained in concentrate (ounces)	31,366	48,133	124,928	129,283
Payable copper contained in concentrate (millions of pounds)	33.4	33.0	101.8	88.6

Depreciation, amortization and depletion per gold ounce	$161	$100	$158	$75

Chapada produced a total of 35,876 ounces of gold contained in concentrate and 34.9 million pounds of copper contained in concentrate during the quarter.  Production for the year is forecast at 150,000 to 155,000 ounces of gold and 140 to 145 million pounds of copper for 2008.

Average cash costs on a by-product basis were $(1,502) per ounce for the quarter.  This compares to $(1,560) per ounce for the quarter ended September 30, 2007.  Cash costs for the third quarter at Chapada on a co-product basis were $1.19 per pound of copper and $367 per ounce of gold.  Co-product cash costs for the comparative quarter ended September 30, 2007 were $188 per ounce gold and $0.71 per pound of copper.  Costs were higher for the quarter relative to the comparative quarter due to strengthening of the Brazilian Real vis-à-vis the United States Dollar and inflationary impacts on the prices of consumables, fuel and overseas freight.  During the third quarter, inventory increased by $8.2 million, or 21% versus the balance as at June 30, 2008 and $11.4 million, or 31% versus December 31, 2007.

Total ore mined of 4.2 million tonnes and ore processed of 3.8 million tonnes for the current quarter, compared with 3.8 million tonnes mined and 3.6 million tonnes processed in the second quarter of 2008 and 4.1 million tonnes mined and 3.3 million tonnes processed in the third quarter of 2007.

Gold concentrate grade of 18.1 g/t and copper concentrate grade of 25.7% for the third quarter compared with 20.5 g/t and 26.1% for the respective concentrate grades in the second quarter.  Gold recovery rate of 67.3% for the quarter was lower than 73.6% for the previous quarter, and copper recovery rate of 89.0% for the quarter versus 90.7% recovery rate achieved in the second quarter of 2008.  The recovery rate for gold declined due to an 8% decline in grade and a higher level of pyrite in the feed compared to the second quarter.  The Company is proceeding with plans to create a second circuit at the plant to deal with the pyrite content in ore, which is consistent with the original plans for Chapada, and considers the pyrite impact on gold recovery temporary.

Total revenues for the quarter net of sales taxes, treatment and refining costs from Chapada were $93.0 million. Associated overseas transportation costs were approximately $8.8 million.

Mine operating earnings for the quarter were $33.5 million and $272.5 million for the nine months ended September 30, 2008. This includes a negative mark-to-market adjustment of $38.4 million on unsettled concentrate sales.  This compares to $112.7 million and $280.1 million for the three and nine month periods ended September 30, 2007.

Throughput increase is in progress for completion in 2009 which should result in throughput increase of 20 million tonnes per year in 2009.

EL PEÑÓN

	For the three months ended		For the nine months ended
Operating Statistics	Sept. 30, 2008	Sept. 30, 2007 (i)	Sept. 30, 2008	Sept. 30, 2007 (i)

Production
Gold equivalent (ounces)	98,976	100,200	310,000	289,000
Gold production (ounces)	54,689	59,000	170,003	175,400

Cash costs per gold equivalent ounce produced	$342	$244	$300	$203

Ore mined (tonnes)	255,383	253,700	804,350	719,500
Ore processed (tonnes)	282,498	—	827,195	—

Gold ore grade (g/t)	6.5	7.4	7.0	7.8
Silver ore grade (g/t)	296.3	269.0	319.1	249.0

Gold recovery rate (%)	91.4	—	92.3	—
Silver recovery rate (%)	87.3	—	89.5	—

Sales
Gold sales (ounces)	50,983	—	166,184.0	—
Silver sales (ounces)	2,232,115	—	7,220,117.0	—

Depreciation, amortization and depletion per gold ounce	$569	$—	$532	$—

(i)           Comparative information reported is as publicly disclosed by Meridian Gold Inc. for the period ended September 30, 2007.  These amounts were not consolidated into the Company’s financial results, as Meridian Gold was acquired during the fourth quarter of 2007.

(ii)      GEO include silver ounces converted to gold on a ratio of 55:1 for the quarter and 53.67:1 for the 9 months ended September 30, 2008.

During the quarter, El Peñón produced a total of 98,976 GEO with an average grade of 6.49 g/t, compared with 100,200 GEO with an average of 7.4 g/t during the same period of 2007, and 113,150 GEO with an average of 7.04 g/t in the second quarter of 2008.  Recovery rates were 91.4% for gold and 87.3% for silver compared with the recovery rates of 92.1% for gold and 89.6% for silver for the second quarter of 2008.  Ore mined in the third quarter was 255,383 tonnes compared to 291,048 tonnes in the second quarter of 2008, a decrease of 12.3%.

Production for El Peñón is expected to be approximately 420,000 to 435,000 GEO in 2008, increasing to approximately 460,000 to 480,000 GEO per year in 2009 and 2010.  Detailed plans and schedules have been implemented to maximize recovery rates and increase throughput. Contractor commitment to the expansion plan has been obtained along with the purchasing of new equipment to support the plan.

The Company has developed a mine plan at El Peñón which includes increasing the processing of ore to a sustainable level of approximately 3,500 tonnes per day by late 2008 and to a level equivalent to 500,000 GEO per year with further throughput increases contemplated thereafter.  Increased production will be achieved by increasing tonnage and reducing grind size to maximize recovery.  For the longer term, a conceptual engineering and mining study for a production rate of up to 600,000 GEO per year is underway.  Continuing exploration activities particularly in the North Block area suggest that sufficient ore will be available to sustain such a throughput increase.  In addition, existing resources and an historical 80% conversion rate of resources to reserves at El Peñón support the Company’s view that production can be increased initially to 500,000 GEO per year for a sustainable period of at least 10 years.

Additional developments include the upgrade of equipment and improvements in mine production and efficiency.

Cash costs for El Peñón for the remainder of the year are projected to be in the range of $290 to $310 per gold equivalent ounce.

JACOBINA

	For the three months ended		For the nine months ended
Operating Statistics	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Production
Gold production (ounces)	18,519	17,289	49,801	35,812

Cash costs per ounce produced	$772	$544	$334	$499

Ore mined (tonnes)	409,052	321,058	1,092,158	689,142
Ore processed (tonnes)	386,957	317,430	919,524	685,514

Gold grade (g/t)	1.72	1.79	1.87	1.71

Gold recovery rate (%)	86.9	94.7	90.4	94.8

Sales
Gold sales (ounces)	19,482	15,335	49,282	34,462

Depreciation, amortization and depletion per gold ounce	$252	$114	$260	$210

Cash costs for the third quarter were $772 per ounce compared with cash costs of $(252) per ounce during the quarter ended June 30, 2008 (excluding the credit for insurance proceeds, cash costs were $614 per ounce for the second quarter), and cash costs of $544 per ounce for the quarter ended September 30, 2007.

Production at Jacobina was 18,519 ounces of gold in the third quarter, compared with 18,581 ounces in the second quarter of 2008.  Production for the third quarter of 2007 was 17,289 ounces of gold. Production declined from the second quarter due to a 10% decline in grade and a 4% decline in recovery rate. Grade is expected to remain comparable to that of the third quarter during the fourth quarter and then expected to increase in 2009.

Jacobina continues to process ore now at a consistent level exceeding 5,000 tonnes per day.  Throughput increased 14% from that of the second quarter.  Sufficient development work has been undertaken to support the current plant capacity level which is planned to increase throughout the year.

The Company continues with its plan to increase plant capacity to 7,500 tonnes per day by the end of 2008.  Development work will continue for the remainder of 2008 and into 2009.  The Company is developing a full comprehensive mine plan to accommodate the expansion and longer term processing of ore at the various levels of plant capacity.  With development work that began in 2007 at the newer mine areas, approximately one-third of the ore will come from these areas in 2008 increasing over time as development work continues.  The Company has also undertaken plant improvements in several key areas: extension of the useful life of the tailing dam, improvement of the leaching circuits, building ponds for environmental protection, technical revision to improve the capacity of the CIP circuit and improvement of the desorption circuit capacity.

Jacobina is a complex of four mines with a common plant. It is a mine with a comparatively low grade which will perform very well both in terms of ounces of gold produced and cash costs with increased throughput.  The Company expects that with the appropriate time to commission a plant expansion and for proper ore development, the viability and true potential of Jacobina will be demonstrated.  Production for Jacobina in 2008 is expected to be 70,000 to 75,000 ounces of gold, increasing to approximately 120,000 ounces in 2009.

GUALCAMAYO PROJECT

During the third quarter, construction continued at Gualcamayo.  The Company’s immediate target is to achieve production of 20,000 to 25,000 ounces of gold and to place 32,000 ounces on the leach pads by the end of 2008.  Commercial production is planned for the second quarter of 2009.  The first ore pass, primary crusher and underground conveyer system are expected to begin operation in February 2009.  A second ore pass will follow with a start-up date in July 2009.  Total production in 2009 is expected to be 200,000 to 210,000 ounces of gold.

Commencement of the oxide ore operation at Amedia Inés and Magdalena (AIM) and underground development at Quebrada del Diablo (QDD) Lower are expected in 2009.  The developments at AIM and QDD Lower will add resources and reserves to achieve a sustainable production level of 250,000 ounces of gold at Gualcamayo by 2011.

Total construction expenditures for the quarter were $21.5 million. An additional $13.2 million was spent during the quarter on fixed assets, exploration and feasibility related expenditures.

OTHER OPERATING MINES

The following table presents key operating data for other operating mines:

	For the three months ended		For the nine months ended
Minera Florida Operating Statistics	Sept. 30, 2008	Sept. 30, 2007 (i)	Sept. 30, 2008	Sept. 30, 2007 (i)
Production
Gold equivalent production (ounces)	17,345	16,100	48,250	51,900
Gold production (ounces)	16,002	15,200	42,157	47,200
Cash costs per gold equivalent ounce produced	$347	$379	$375	$239
Ore mined (tonnes)	117,052	104,600	331,027	320,100
Gold grade (g/t)	5.17	5.5	4.60	5.7
Silver ore grade (g/t)	28.91	19.0	42.33	35.0
Gold recovery rate (%)	85.0	—	84.7	—
Silver recovery rate (%)	69.1	—	70.9	—
Sales
Gold sales (ounces)	17,959	—	44,164	—
Silver sales (ounces)	118,596	—	409,729	—
Depreciation, amortization and depletion per gold ounce	$123	$—	$174	$—

San Andrés Operating Statistics	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007
Production
Gold production (ounces)	11,308	12,506	32,624	43,399
Cash costs per ounce produced	$642	$346	$641	$365
Ore mined (tonnes)	602,368	347,875	2,104,430	2,180,581
Gold grade (g/t)	0.79	0.69	0.65	0.59
Recovery rate (%)	75.1	152.1	77.0	104.1
Sales
Gold sales (ounces)	10,359	12,798	31,151	45,973
Depreciation, amortization and depletion per gold ounce	$62	$51	$59	$45

Fazenda Brasileiro Operating Statistics	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007
Production
Gold production (ounces)	23,344	24,086	71,949	65,462
Cash costs per ounce produced	$492	$351	$445	$363
Ore mined (tonnes)	280,810	259,780	848,370	779,868
Ore processed (tonnes)	279,611	261,960	850,675	769,979
Gold grade (g/t)	2.80	3.01	2.82	2.80
Gold recovery rate (%)	92.9	95.1	93.3	94.3
Sales
Gold sales (ounces)	21,442	26,940	73,778	68,731
Depreciation, amortization and depletion per gold ounce	$102	$67	$102	$99

São Francisco Operating Statistics	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007
Production
Gold production (ounces)	18,577	27,271	54,367	83,520
Cash costs per ounce produced	$750	$390	$662	$352
Ore mined (tonnes)	2,027,622	2,072,564	5,828,660	5,807,938
Gold grade (g/t)	0.64	0.61	0.58	0.55
Gold recovery rate (%)	49.7	61.0	55.3	69.1
Sales
Gold sales (ounces)	20,060	23,114	58,373	83,616
Depreciation, amortization and depletion per gold ounce	$247	$89	$155	$78

Rossi (40% interest) Operating Statistics	Sept. 30, 2008	Sept. 30, 2007 (i)	Sept. 30, 2008	Sept. 30, 2007 (i)
Production
Gold production (ounces)	—	4,100	4,141	7,000
Cash costs per gold equivalent ounce produced	$—	$—	$661	$—
Ore mined (tonnes)	—	16,000	22,076	22,000
Gold ore grade (g/t)	—	13.20	10.13	14.60
Gold recovery rate (%)	—	—	80.9	—
Sales
Gold equivalent ounce sales (ounces)	1,691	—	5,913	—
Gold sales (ounces)	1,691	—	5,832	—
Silver sales (ounces)	—	—	4,321	—
Depreciation, amortization and depletion per gold ounce	$(194)	$—	$344	$—

Alumbrera (12.5% interest) Operating Statistics	Sept. 30, 2008	Sept. 30, 2007 (ii)	Sept. 30, 2008	Sept. 30, 2007 (ii)
Production
Concentrate (tonnes)	16,717	—	50,257	—
Gold production (ounces)	1,097	—	4,597	—
Gold production in concentrate (ounces)	10,363	—	37,539	—
Total gold production (ounces)	11,461	22,000	42,137	53,300
Copper contained in concentrate (millions of pounds)	9.5	6.1	27.6	16.6
Cash costs per ounce produced	$(11)	$—	$(734)	$—
Co-product cash costs per oz of gold produced	$594.83	$—	$485.34	$—
Co-product cash costs per lb of copper produced	$1.80	$—	$2.05	$—
Ore mined (tonnes)	1,320,182	—	2,389,852	—
Gold ore grade (g/t)	0.44	—	0.51	—
Copper ore grade (%)	0.46	—	0.46	—
Gold recovery rate (%)	72.0	—	74.0	—
Copper recovery (%)	82.6	—	79.6	—
Sales
Gold sales (ounces)	10,461	—	36,010	—
Gold dore bar (ounces)	1,578	—	4,666	—
Total gold sales (ounces)	12,039	—	40,676	—
Silver sales (ounces)	26,442	—	87,161	—
Copper sales (pounds)	8,941,907	—	25,820,581	—

(i)                      Comparative information reported is as publicly disclosed by Meridian Gold Inc. for the period ended September 30, 2007.  These amounts were not consolidated into the Company’s results, as Meridian Gold was acquired during the fourth quarter of 2007.

(ii)                  Comparative information reported is as publicly disclosed by Northern Orion Resources Inc. for the period ended September 30, 2007.  These amounts were not consolidated into the Company’s results, as Northern Orion was acquired during the fourth quarter of 2007.

A total of 18,577 ounces of gold were produced from the São Francisco Mine during the third quarter.  This compares to production of 27,271 ounces of gold during the comparative quarter ended September 30, 2007.  Gold grade was 0.64 g/t in the third quarter of 2008 compared with 0.61 g/t in the second quarter and 0.61 g/t for the third quarter of 2007.  Lower production was mainly due to the lower recovery rate compared to the prior quarter and for the third quarter of 2007.  Given the coarse gold nature of the ore at São Francisco and the variability to low grade material and fixed mining costs, the cost structure at São Francisco is highly sensitive to movements in the currency and price indices for consumables.

Gold production from all other mines was 85,706 GEO during the quarter and 261,697 ounces during the first nine months of 2008.  Rossi and Alumbrera were acquired through the Company’s acquisition of Meridian and Northern Orion, respectively in October 2007.

In addition, the Company produced 802 tonnes of zinc during the quarter from the Minera Florida Mine which is accounted for as a by-product.  The Company continues to advance its mine and mill expansion at Minera Florida which is expected to increase milling capacity to over 70,000 tonnes per month and annual gold equivalent production to over 120,000 ounces by 2009.

Production of 11,308 ounces of gold at San Andrés decreased vis-à-vis the second quarter of 2008 production of 12,519 ounces mainly due to a 26% decrease in tonnes of ore mined.

Due to contractor issues the operator of the Rossi Mine, which the Company holds a 40% interest, suspended its operations in mid-May this year.  Production resumed at Rossi in early October.  Subsequent to the quarter end, the Company sold its interest in the Rossi Mine for total gross cash proceeds of $29.2 million.  The Company does not expect to record a material gain or loss on the sale of this asset.

The Company’s interest in the Alumbrera Mine is reported as an equity investment.  The Company recorded an earnings equity pick-up from its 12.5% interest in Alumbrera Mine of $1.2 million and $31.8 million for three and nine months ended September 30, 2008.  The Company received $15.0 million in cash distribution during the three months ended September 30, 2008 and a further $17.5 million of cash distribution earlier in 2008 from Alumbrera.

The Company’s equity pick-up was impacted by lower revenue and higher costs during the quarter at Alumbrera.  Revenues declined due to lower sales volumes and lower average realized metal prices for the quarter.  Compared with the second quarter of 2008, lower gold production due to decline in gold grade more than offset the effects of higher copper production and increased copper grade.  Cash costs per ounce of gold were higher in the third quarter mainly due to lower by-product credits driven by lower copper prices and lower gold production.

6.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $18.0 million for the quarter and $57.7 million for the nine months ended September 30, 2008.  This compares to $12.1 million for the comparative quarter and $31.5 million for the nine months ended September 30, 2007 and $23.3 million for the quarter ended June 30, 2008.

The increase in general and administrative expenses in the third quarter and the nine-month period of 2008 compared with the same periods of 2007 reflects the Company’s growth from operations and acquisitions, and the growing infrastructure to support its increased production.  General and administrative expenses incurred in respect to the previous Meridian and Northern Orion operations that would not have been incurred in the comparable periods were $4.2 million for the quarter and $11.0 million for the nine months ended September 30, 2008.

7.             FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars.  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent in Canadian Dollars, United States Dollars, Mexican Pesos and Honduras Lempiras.  Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

The Company recognized foreign exchange gains of $45.1 million and $2.7 million for the three and nine months ended September 30, 2008.  The gains arose mainly from foreign exchange gains on future income tax liabilities recognized on business acquisitions.  This compares to foreign exchange losses of $0.3 million and $7.0 million for the comparative three and nine month periods ended September 30, 2007.  Due to the global credit crisis, a strong United States dollar versus the currencies of the countries in which the Company operates contributed to the gains.  The sharp increase of exchange rates in favour of the United States dollar toward the end of the third quarter of 2008 has magnified the foreign exchange gains related to future income tax liabilities in the balance sheet.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended			Year ended
	Sept. 30, 2008	Sept. 30, 2007	Variance	December 31, 2007	Variance

Average Exchange Rate
USD - CAD	1.0403	1.0472	-0.7%	1.0031	3.7%
USD - BRL	1.6636	1.9217	-13.4%	1.7844	-6.8%
USD - ARG	3.0513	3.1447	-3.0%	3.1407	-2.8%
USD - CLP	515.827	519.922	-0.8%	499.643	3.2%

	Nine months ended			Year ended
	Sept. 30, 2008	Sept. 30, 2007	Variance	December 31, 2007	Variance

Average Exchange Rate
USD - CAD	1.0186	1.1061	-7.9%	1.0031	1.5%
USD - BRL	1.6889	2.0069	-15.8%	1.7844	-5.4%
USD - ARG	3.1154	3.1112	0.1%	3.1407	-0.8%
USD - CLP	483.460	529.128	-8.6%	499.643	-3.2%

	Sept. 30, 2008	Sept. 30, 2007	Variance	December 31, 2007	Variance

Closing Exchange Rate
USD - CAD	1.0382	0.9929	4.6%	0.9913	4.7%
USD - BRL	1.9001	1.8407	3.2%	1.7713	7.3%
USD - ARG	3.1254	3.1493	-0.8%	3.1490	-0.7%
USD - CLP	550.586	511.200	7.7%	497.700	10.6%

Subsequent to the quarter end, the Latin American currencies declined in value relative to the United States Dollar due to financial market conditions. As at October 28, 2008, the Brazilian Real was 2.2815 and the Chilean Peso was 673.0 to the United States dollar. This will have the benefit of reducing future operating costs that are denominated in those currencies.

The Company holds certain hedge contracts where the value of the Real has been fixed against the United States Dollar.  These hedges are further described in Section 9: Derivatives.

8.             INVESTMENT INCOME (LOSS) AND INTEREST EXPENSE

The Company had investment income net of other business loss of $22.5 million and $16.3 million for the three and nine months ended September 30, 2008.  This compares to $1.0 million and $6.0 million in interest income for the comparative three and nine month periods ended September 30, 2007.  Included in other losses for the quarter is a write-down of $22.8 million of the Company’s investment in Central Sun Mining Inc. to fair value of $4.6 million.

Interest expense for the three and nine months ended September 30, 2008 was $17.6 million and $45.4 million respectively, consisting of interest expense incurred in respect of the credit facilities and financial related taxes.  Interest expense related to the credit facilities was $8.3 million for the quarter and $26.1 million for the nine months in 2008.  This compares to $3.9 million and $9.5 million for the comparative three and nine month periods which consisted mainly of interest expense related to copper derivatives.

9.             DERIVATIVES

The Company recorded realized losses on the settlement of derivatives of $23.7 million during the quarter and $66.4 million for the first nine months of 2008.

Additionally, the Company recorded unrealized gains on commodity derivative contracts of $138.9 million during the quarter and unrealized gains on derivative contracts of $36.5 million for the nine months ended September 30, 2008.  This compares to an unrealized loss of $50.8 million and $79.5 million during the three month and nine month periods ended September 30, 2007.  These unrealized gains on the copper derivative contracts are described below under “Commodity Hedging”.

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate the commodity price risk and enable business planning with greater certainty.  From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to secure an accelerated pay back and to mitigate risks to earnings and cash flows from its Chapada mine.  Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with certainty.  As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted.  However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty.  In accordance with derivative accounting rules changes in the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at September 30, 2008 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The following table summarizes the details of the copper hedging program outstanding as at September 30, 2008:

Year of Settlement	Contract Type	Pounds Outstanding (in millions)	Weighted Average Contract Price ($/lb)	Weighted Average Forward Price as at September 30, 2008 ($/lb)	Unrealized Gain (Loss) on Copper Derivatives (in thousands)

2008	Forward sales	27	$2.64	$3.23	$(17,681)
2009	Forward sales	65.4	$2.98	$2.94	3,343
2010	Forward sales	35.7	$2.68	$2.83	(5,258)
2011	Forward sales	35.0	$2.38	$2.76	(13,559)
2012	Forward sales	0.7	$2.35	$3.89	(1,126)
		163.8			(34,281)
2008	Call Options	26.7	$3.25		4,311
					$(29,970)

The Company recorded a mark-to-market gain of $138.9 million and $36.5 million for the three month and nine month periods ended September 30, 2008 (September 30, 2007: three months – loss of $50.8 million; nine months – loss of $79.5 million), net of the mark-to-market gain on the call options. This is due to a decline in the price of copper during the quarter.  The Company has a total of approximately 169.4 million pounds under open forward contracts as at September 30, 2008.  Subsequent to the quarter end, cash proceeds of $47.5 million were realized on reducing the commodity derivative contracts by 86.3 million pounds.

In addition to its copper derivatives the Company has historical forward sales commitments for the physical sale of a modest amount of silver ounces.  Under this agreement, the Company is committed to selling in each of 2008 and 2009, 230,000 ounces of silver at a fixed price of $13.13 per ounce and an additional 110,000 ounces for each of 2008 and 2009 at a minimum price of $13.13 per ounce. These sales are structured as normal purchase and sale.  Subsequent to the quarter end, this position was repurchased resulting in cash proceeds to the Company of $ 1.4 million.

As of September 30, 2008, the Company also had 2,250 tonnes of zinc forward contracts with an average price of $2,662 per tonne expiring December 2009.  The Company is recording unrealized mark-to-market gains and losses on these contracts.  During the third quarter and nine months of the year, the Company recognized unrealized losses of $0.5 million and $0.1 million respectively, in respect to these forward contracts.  Subsequent to the quarter end, this position was repurchased resulting in cash proceeds to the Company of $2.9 million.

CURRENCY HEDGING

As at September 30, 2008, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 244.7 million Reais at an average exchange rate of 2.1416 Real to the United States Dollar. The Company has effectively hedged approximately 70% of its Real based operating expenditures at its Brazilian mines, except for Chapada.

To effectively mitigate exposure to fluctuations in Brazilian Reais, subsequent to the quarter ended September 30, 2008, Yamana purchased additional currency derivatives for approximately 191.2 million Reais expiring between 2009 and 2010. The new program fixes the exchange rates of a range from 2.3900 to 2.4680 of Brazilian Real to the United States Dollar.

Total of approximately 435.9 million Reais have been designated against forecast Real denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2008 through to April 2011.  This includes hedges entered into subsequent to the quarter end.  For the remainder of 2008, 47.3 million Reais are hedged, 207.1 million Reais for 2009, and approximately 181.5 million for 2010 through April 2011.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of the hedge of $12.6 million for the nine month period ended September 30, 2008 debited to other comprehensive income and the ineffective portion of $3.7 million expensed in the third quarter and $6.7 million expensed in the first nine months of 2008.

The following table summarizes the details of the currency hedging program as at September 30, 2008:

(quantities in thousands)

	São Francisco		Jacobina		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at Sept. 30, 2008

2008	18,585	2.0998	15,075	2.3264	33,660	2.1956	1.9001
2009	59,818	2.1359	65,700	2.3264	125,518	2.2316	1.9001
2010	60,000	1.9915	5,475	2.3264	65,475	2.0157	1.9001
2011	20,000	1.9650	—	—	20,000	1.9650	1.9001
	158,403		86,250		244,653

The following table summarizes the additional currency forward contracts that the Company acquired after September 30, 2008:

(quantities in thousands)

	Fazenda Brasileiro		Chapada		São Vicente		Jacobina		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at Sept. 30, 2008

2008	6,840	2.3900	2,497	2.3980	4,263	2.3980	—	—	13,600	2.3940	1.9001
2009	41,040	2.3900	14,984	2.3980	25,576	2.3980	—	—	81,600	2.3940	1.9001
2010	34,200	2.3900	1,099	2.3980	22,808	2.3980	37,898	2.4680	96,005	2.4222	1.9001
	82,080		18,581		52,646		37,898		191,205

INTEREST RATE HEDGING

The Company has a $550 million interest rate swap agreement, with a notional amount of $465.8 million as at September 30, 2008, to convert a floating rate credit facility to a fixed rate over a 5 year period.  These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.50% plus a margin of 0.95% to 1.50% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio.  The current margin is 1.1%.  Of the amount hedged the Company has settled $21.1 million of the notional amount for the quarter ended September 30, 2008.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $1.1 million gain for nine months ended September 30, 2008 recorded to other comprehensive income.

10.          INCOME TAXES

The Company recorded an income tax recovery of $9.1 million for the quarter (income tax expense of $26.4 million for the nine months ended September 30, 2008).  The effective tax rate for the third quarter is a recovery of 6.5% (expense of 10.6% for the nine months ended

September 30, 2008); however; the income tax expense from operations is a recovery of 0.7% (expense of 31.7% for the nine months ended September 30, 2008).  This discrepancy is the result of items such as the mark-to-market loss on derivatives and foreign exchange movements for the period which are deducted from income from operations and only have an impact on the future tax expense.  The tax rate is summarized as follows:

(in thousands of dollars)	Net Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	% of Net Income

(For three months ended September 30, 2008)
Income from operations	$55,730	$(4,475)	$3,513	$(962)	(0.7)%
Items not affecting tax on operations	84,086	(4,271)	(3,913)	(8,184)	(5.9)%
	$139,816	$(8,746)	$(400)	$(9,146)	(6.6)%

(For nine months ended September 30, 2008)
Income from operations	$414,841	$82,461	$(3,178)	$79,282	31.7%
Items not affecting tax on operations	(164,763)	(1,570)	(51,285)	(52,855)	(21.1)%
	$250,078	$80,890	$(54,463)	$26,427	10.6%

The tax provision for the quarter reflects accrued foreign exchange gains and losses in Brazil and in Canada on United States dollar denominated inter-corporate debt.  This debt is eliminated on consolidation.  The consolidated effective tax rate excluding the tax impact of the inter-corporate foreign exchange gain was 18.0% for the quarter (15.8% for the nine months ended September 30, 2008).

The tax provision also includes tax planning which reduces our tax provision by approximately 7.1% (14.8% reduction for the nine months ended September 30, 2008).

The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

Subsequent to quarter-end, the Brazilian Real fell sharply against the United States dollar. Foreign exchange gains of $77.2 million were reversed as of October 28, 2008.  This would have the impact of reducing the tax provisions of the fourth quarter of 2008 by $26.2 million.

A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 13 to the consolidated financial statements.

The long-term future tax liability as at September 30, 2008 arising primarily from the allocation of the purchase price of our acquisitions to the underlying assets as the tax basis of these assets did not increase.  The decrease in the future tax liability was the result of the finalization of the purchase price on the Meridian and Northern Orion acquisitions.  The decrease is due to the reduction in income tax rates used to calculate the future tax liabilities.  As the underlying assets are depreciated, depleted, sold or written-off, the future income tax liabilities will reduce the provision for income taxes.  The largest components of our future tax liabilities approximately relate to:

(in thousands of dollars)
Gualcamayo	257,000
Agua Rica	400,000
El Peñón	309,000
Exploration Potential	657,000

11.          LIQUIDITY AND CAPITAL RESOURCES

(in thousands of dollars)	Sept. 30, 2008	Sept. 30, 2007

Cash	$125,636	$66,944
Restricted cash	$14,324	$—
Working capital	$138,259	$159,424

Cash flows (for the three months ended)
Cash flow from operating activities after changes in working capital items	$91,048	$55,354
Cash flow from operating activities before changes in working capital items	$100,200	$109,155
Cash flow from (to) financing activities	$(53,897)	$(1,273)
Cash flow from (to) investing activities	$(145,100)	$(75,549)

Cash flows (for the nine months ended)
Cash flow from operating activities after changes in working capital items	$259,982	$148,494
Cash flow from operating activities before changes in working capital items	$414,335	$273,878
Cash flow from (to) financing activities	$37,825	$12,910
Cash flow from (to) investing activities	$(448,960)	$(167,149)

Cash as at September 30, 2008 was $125.6 million compared to $284.9 million as at December 31, 2007. The decrease in cash for the nine-month period ended September 30, 2008  is mainly due to investments in property, plant and equipment, assets under construction, increase in cash dividends paid to shareholders and repayment of part of the principal amount of the non-revolving credit facilities.

Working capital as at September 30, 2008 was $138.3 million compared to $177.9 million as at December 31, 2007.  Currently, the Company is undergoing a comprehensive review of future plans in light of current economic conditions.  Its business plan will ensure management of capital expenditures, generate cash flow, preserve capital, maximize cash balances and maintain maximum flexibility.  The Company expects to meet all its upcoming commitments and obligations.

Gold sales are made at spot prices and receivables turn around in approximately 3 to 5 days. Copper concentrate sales are made in accordance with smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payments related to these sales are received approximately 2 to 3 months thereafter. Chapada has concentrate accounts receivable of $56.2 million outstanding as at September 30, 2008.

Long-term Investments

The available-for-sale securities held by the Company includes an investment in Central Sun Mining Inc. (“Central Sun”) with a cost of $27.4 million and quoted market value of $4.6 million.  Available-for-sale securities are reviewed quarterly for other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation.  As at September 30, 2008, the Company has recognized an other-than-temporary impairment on the investment in Central Sun for a total loss of $22.8 million.  The Company has the intention to hold these securities for the long term.

Asset Backed Commercial Paper (“ABCP”)

The Company holds Cdn$15 million face value in Symphony Trust Series A notes, and is supported by synthetic assets, or a combination of synthetic and traditional securitized assets. There is no collateral on the ABCP investment. The ABCP investment was acquired through the Company’s acquisition of Northern Orion in October 2007 and was recorded at its estimated fair value as of the acquisition date.  The ABCP investment matured on August 24, 2007 but due to the liquidity issues in the ABCP market, there was no settlement on the maturity date.  Through the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper, a process is underway to exchange the defaulted short-term notes for longer terms notes along with the creation of a liquid trading market.  However, the ultimate trading values and recoveries of the ABCP investment are highly uncertain.

The Company has estimated the fair value of the ABCP investment considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company performed a probability-weighted analysis of the ultimate recovery of the ABCP investment as applied to the ABCP market based on the estimated recovery of the ABCP investment and the probability of the event.  The Company further verified the reasonableness of its valuation of the ABCP investment with the assumption that the repayment, discounted at risk-free rate plus a 10% credit spread (that was referenced in the credit default swap rates on other distressed securities at the time of the analysis), would start two years after December 31, 2007, in equal amounts for eight consecutive years.  The resultant discounted cash flow was consistent with the estimated potential recovery determined by the probability-weighted analysis.  As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount of the ABCP investment.  The Company has not subsequently recorded any additional write-down of the ABCP investment.

The Company has accounted for the ABCP investment as available-for-sale instruments and has classified the ABCP investment as long-term at the end of the period.

The Company continues to monitor developments in the market for ABCP.

At September 30, 2008 the Company’s estimates of the realizable values have not changed.

Auction-Rate Securities (“ARS”)

The Company holds $30.1 million face value in ARS with various legal maturity dates to 2052 (the “ARS investments”).  These ARS investments can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries.  There is no collateral on the ARS investments.  The ARS investments were acquired through the Company’s acquisition of Meridian Gold in October 2007 and recorded at its estimated fair value on the acquisition date resulting in an impairment of par value as of that date.

Although there are prospects for the restructuring of the underlying securities or the creation of secondary trading markets for the securities, the ultimate trading values and recoveries of the ARS investments are highly uncertain.  Due to the absence of a tradable and properly functioning market for Auction Rate Securities, the Company has not been able to liquidate its ARS investments, and thus realize any value on its ARS investments. The total face value of $30.1 million of the Company’s holdings has come up for auction approximately every 30 days since the acquisition of Meridian Gold and has failed each time on its respective auction dates.  Although the Company continues to receive interest payments, the ARS investments are not currently trading and therefore do not have a readily determinable market value.

The Company performed a probability-weighted analysis of the ultimate recovery of the ARS investments as applied to the Auction Rate Securities market based on the expected recovery of their investment and the probability of event.  The Company further verified the reasonableness of its valuation of the ARS investments with the assumption that repayment, discounted at risk-free rate plus a 10% credit spread (that was referenced in the credit default swap rates on other distressed securities at the time of the analysis), would start five years after December 31, 2007, in equal amounts for fifteen consecutive years.  The Company also assumed that the ARS investments continue to stay current on their interest payments.  The resultant discounted cash flow was consistent with the estimated potential recovery determined by the probability-weighted analysis.  As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount.  The Company has not subsequently recorded any additional write-down of the ARS investments.

The Company has accounted for the ARS investments as available-for-sale instruments and classified the ARS investments as long-term at the end of the period.

The Company continues to monitor developments in the market for ARS instruments.

At September 30, 2008 the Company’s estimates of the realizable values have not changed.

OPERATING CASH FLOW

Cash flow from operations before changes in non-cash working capital items was $100.2 million for the quarter ended September 30, 2008, compared with $109.2 million for the three months ended September 30, 2007.  Although net earnings increased to $150.2 million in the third quarter of 2008 from $30.0 million for the three months ended September 30, 2007, the higher net earnings were primarily due to an increase in unrealized gains on commodity derivatives.  Unrealized gains on derivatives of $138.9 million for the three months ended September 30, 2008 have been deducted from accounting profit as the mark-to-market adjustments are non-cash items.

Cash flow from operations before changes in non-cash working capital items was $414.3 million for the 9 months ended September 30, 2008 compared to $273.9 million for the same period ended September 30, 2007.  The increase was primarily due to increase in cash flows from mine operating earnings.

Cash inflow from operations, after taking into effect changes in working capital items for the quarter ended September 30, 2008, was $91.0 million and $ 260.0 million for the nine months then ended. This compares to $55.4 million for the three months and $148.5 million for the nine months ended September 30, 2007.  Working capital continues to increase in line with the production growth.

FINANCING ACTIVITIES

Cash net outflows related to financing activities for the quarter ended September 30, 2008 were $53.9 million and included the following:

•      Repayment of non-revolving credit facilities of $21.1 million; and

•      Dividends paid of $35.0 million include the increase of quarterly dividends from $0.01 share to $0.03 per share declared in the second quarter and paid in the third quarter.

Cash outflow from financing activities for the comparative quarter ended September 30, 2007 was $1.3 million.

The Company has a non-revolving term credit facility of up to $400 million and a revolving credit facility of up to $300 million for a total credit facility of $700 million. Each of the $400 million and $300 million credit facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to EBITDA ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio. As at September 30, 2008, the Company had $334.2 million drawn down under the term facility and $245.8 million drawn down under the revolving credit facility.  Interest expense in respect to these facilities was $8.3 million and $26.1 million for the three and nine month period ended September 30, 2008.

INVESTING ACTIVITIES

Cash flow to investing activities includes expenditures on property, plant and equipment, mineral properties and construction.  A cash outflow from investing activities of $145.1 million for the quarter consisted primarily of expenditures of $56.7 million on mineral properties, $38.6 million on property, plant and equipment acquisitions and $46.0 million on construction.

Current quarter cash outflow from investing activities compares to an outflow of $75.5 million during the comparative period ended September 30, 2007.

The following is a summary of capital expenditures by mine and project for the three and nine months ended September 30, 2008 and September 30, 2007:

	For the three months ended		For the nine months ended
(in thousands of dollars)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Gualcamayo	$34,727	$17,933	$125,426	$30,152
Jacobina	21,789	22,604	65,535	47,186
El Péñon	23,366	—	52,622	—
São Francisco	3,743	3,721	10,332	14,442
São Vicente	17,410	3,573	47,032	4,633
Minera Florida	11,326	—	30,922	—
Mercedes	4,766	—	16,080	—
Chapada	5,636	7,367	18,755	26,591
San Andrés	3,239	647	13,365	2,700
Agua Rica	1,495	—	6,205
Pilar	4,371	—	9,501
Jacaranda	3,703	—	8,838
Others	5,727	6,688	12,126	11,646
	$141,298	$62,533	$416,739	$137,350

12.          CAPITALIZATION

Shareholders’ equity as at September 30, 2008 was $6.2 billion compared to $5.9 billion as at December 31, 2007.

The following table sets out the common shares, warrants and options outstanding as at September 30, 2008:

(in thousands)	Actual outstanding as at September 30, 2008	Weighted average third quarter	Weighted average year-to-date (i)

Common shares	699,209	699,114	686,388
Warrants	25,757	8,046	17,784
Options	5,492	1,083	3,013
Total	730,458	708,243	707,185

(i)                      The total weighted average number of shares excludes anti-dilutive options and warrants.

Of the total number of warrants outstanding, approximately 20.4 million warrants are publicly traded with an average weighted exercise price of Cdn$7.27.

Of the total options and warrants outstanding as at September 30, 2008 approximately 11.9 million were in the money at an average exercise price of Cdn$4.24 as at September 30, 2008.  If exercised this would bring an additional Cdn$50.5 million into treasury.

SHARE CAPITAL

As at September 30, 2008, the Company had 699.2 million common shares outstanding (December 31, 2007 — 668.4 million). The weighted average shares outstanding for the quarter ended September 30, 2008 was 699.1 million common shares and 708.2 million common shares on a fully diluted basis.

The Company issued a total of 0.6 million and 30.8 million common shares during the quarter and nine months ended September 30, 2008, in respect to the exercise of stock options and warrants.

WARRANTS

As at September 30, 2008, the Company had a total of 25.7 million (September 30, 2007 – 16.8 million) share purchase warrants outstanding with an average exercise price of Cdn$9.56 per share (September 30, 2007 - Cdn$8.66). Expiry dates on share purchase warrants range from November 2008 to May 2011, and exercise prices range from Cdn$4.17 to Cdn$19.08. All outstanding warrants were exercisable as at September 30, 2008.  The weighted average remaining life of warrants outstanding was 1.07 years (September 30, 2007 - 1.89 years).

Upon the acquisition of Desert Sun and Northern Orion the Company acquired publicly held warrants with the following terms which are still outstanding:

(i)                      The YRI.wt.a warrants have an exercise price of Cdn$2.50. On exercise the holder would receive 0.6 of a Yamana share or the equivalent of Cdn$4.17 for one whole Yamana common share. These warrants expire on November 20, 2008. These relate to previously existing warrants of Desert Sun Mining.

(ii)                  The YRI.wt.c warrants have an exercise price of Cdn$6.00. On exercise the holder would receive 0.543 of a Yamana share or the equivalent of Cdn$11.05 for one whole Yamana common share. These warrants expire on February 17, 2010. These relate to previously existing B warrants of Northern Orion.

There were no warrants issued during the quarter.

The exercise of warrants would represent a potential contribution of an additional Cdn$46.8 million into treasury.

STOCK OPTIONS AND STOCK COMPENSATION

As at September 30, 2008, a total of 5.5 million stock options were outstanding and exercisable. This compares to a total of 10.2 million stock options outstanding of which 10.1 million were exercisable as at September 30, 2007. Stock options outstanding as at September 30, 2008 had a weighted average exercise price of Cdn$9.22 per share (September 30, 2007 - Cdn$8.54 per share) and a weighted average remaining life of 3.04 years (September 30, 2007 – 3.81 years).

The Company granted 159,127 Deferred Share Units (“DSUs”) at an average price of Cdn$14.86 for a total non-cash expense of $2.6 million during the second quarter.  A mark-to-market adjustment of $(1.2) million is included in general and administrative expenses for the three months ended September 30, 2008 with respect to these DSUs.  During the third quarter, the Company granted 952,000 Restricted Share Units at an average price of Cdn$14.46.  There were no stock option grants during the quarter.

As at September 30, 2008, dilutive options represented potential contribution of an additional Cdn$3.7 million into treasury.

During the nine months ended September 30, 2008, a total of 11.7 million stock options and 21.1 warrants were exercised (September 30, 2007 – 5.9 million stock options and 2.6 thousand warrants), which brought $130.9 million (September 30, 2007 – $29.6 million stock options and warrants) into treasury.

13.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in the MD&A the Company is contractually committed to the following as at September 30, 2008 (in thousands of dollars):

Year	2008	2009	2010	2011	2012	Thereafter	Total

Mine operating/ construction and service contracts and other	$135,826	$161,842	$56,150	$43,081	$940	$2,790	$400,629

Long-term debt principal repayments	21,052	84,211	84,211	84,211	313,156	—	586,841
	$156,878	$246,053	$140,361	$127,292	$314,096	$2,790	$987,470

14.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a)        The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”). The Company estimates this contingency to be approximately $21.1 million which has been accrued as at September 30, 2008.  The increase of $1.8 million in the year is due to the appreciation of the Brazilian Real vis-à-vis the US dollar.  There has been no change in the amount of the contingent liability during the year in local currency.

(b)        In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers that plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful, the outcome is not certain.  There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts.

15.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet investment or debt arrangements.

16.          EXPLORATION AND DEVELOPMENT

In order to achieve and sustain The Company’s long-term objective at over 2.0 million ounces of gold production with new projects and by replacing ounces at he current operations, The Company has adopted the following:

•                  Identify and acquire high quality exploration properties in the Americas

•                  Replace reserves and resources at our operations year-over-year.

•                  Transition projects quickly from exploration to development.

•                  Develop a pool of talented geoscientists.

The Company continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America in order to achieve its stated objective and strategic plan of increasing resources, developing projects and growing production.

The Company spent $24.6 million during the quarter and $63.3 million for the nine month period of 2008 on exploration programs.  This compares to $9.3 million and $18.4 million spent during the comparative and the nine-month quarter ended September 30, 2007.  Of the total spent during the quarter approximately $18.6 million was capitalized and the remaining $6.0 million was expensed; for the nine month period, $49.6 million was capitalized and $13.7 million expensed.  Exploration for the comparative period was fully capitalized.

A number of projects are currently being developed to ramp up production in the near-term.  As discussed in Section 5 “Mines and Development Projects”, these projects include the ongoing development at Gualcamayo, the three-phase expansion at Chapada and the expansion project undertaken at El Peñon.

In addition, the company continues to work on the following exploration and development projects:

Mercedes

Feasibility study is in progress and completion expected by the end of 2008.  Three major vein sub-districts have been identified within the site basins.  All the veins contain multiple epithermal vein targets with drill and/or surface gold and silver mineralization.  Inferred resource is estimated at 0.7 million ounces of gold and 6.9 million ounces of silver at grades of 7.8 g/t Au and 78 g/t Ag.  Development tunnel started in August 2008.

Pilar de Goias

The property is located 80 kilometers south of Chapada.  Completion of a scoping study covering plant, infrastructure, mine, geotechnical and hydrology is expected before the end of 2008.  The base case for this project is an open-pit mine with a 2 million tonnes per year plant producing 100,000 ounces of gold over eight years.  After infill drilling in 2008, discovery of high grade ore shoots supports a trade off study with consideration being given to the development of an underground mine and plant for 700,000 tonnes per year.

Ernesto & Pau-a-Pique

The scoping study covering plant, infrastructure and mine has been completed.  Ore from the Ernesto and Pau-a-Pique underground mines will be processed in a single mill plant located at Ernesto, 14 km from Pontes e Lacerda City, Mato Gosso, Brazil.  Average annual production is expected to be 100,000 ounces of gold for 8 years with start-up planned for 2012.

17.          GOLD AND COPPER MARKETS

For the quarter ended September 30, 2008, spot gold prices averaged $872 per ounce. This compares to an average spot price of $681 and $896 per ounce for the quarters ended September 30, 2007, and June 30, 2008, respectively.  The Company’s gold is sold at spot prices in world markets.  The Company’s revenues and profitability are highly dependant on spot gold prices. Gold prices decreased during the quarter as the United States dollar strengthened from record lows. The gold price and the United States dollar tend to be negatively correlated. Since the end of the third quarter, the gold price has decreased further as the United States dollar strength has continued. As at October 28, 2008 the gold price was $764 per ounce. During the recent credit crisis, the gold price has also been pressured as investors have needed to sell their most liquid assets, in particular gold, to meet margin calls across their portfolio. Furthermore, volatility in prices has reached record levels in current markets. The Company expects gold prices to remain well supported in the near to mid-term from continued robust physical demand, decreasing mine supply and gold’s historical store of value as an inflation hedge, especially during uncertain economic times.

For the quarter ended September 30, 2008, spot copper prices averaged $3.48 per pound, approximately 6.25% lower than the average spot price of $3.84 for the quarter ended June 30, 2008. Spot copper prices for the quarter ended September 30, 2007 averaged $3.50 per pound. The rising copper price during the current commodity cycle has been driven by several factors including rising demand underpinned by strong consumption in China and other developing economies, inadequate industry-wide mine production growth, low exchange-traded and consumer inventory levels, supply disruptions and growing investment demand. Recently, copper prices have declined as the expectation for emerging markets growth rates have decreased and certain developed economies face the prospect of recessionary-like conditions. As at October 28, 2008, the copper price was $2.13 per pound. The Company expects that the aforementioned factors will continue to support copper prices above long-term historical averages for the foreseeable future although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

18.          RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2007. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining properties in Brazil, Argentina, Chile, Honduras, Mexico and the United States and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars, Mexican Pesos and Honduran Lempiras.  Revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in United States Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The sensitivity of the Company’s net earnings due to a 10% change in United States dollar exchange rate compared to the following currencies is summarized in the table below:

	Three months ended	Nine months ended
	Sept. 30, 2008	Sept. 30, 2008
(On 10% change in USD Exchange Rate)	Effect on net earnings, net of tax	Effect on net earnings, net of tax

Brazilian Real	$4,351	$22,233
Argentine Peso	$(2,958)	$66,222
Canadian Dollar	$2,797	$2,797
Honduran Lempiras	$1,665	$1,665
Mexican Peso	$2,888	$16,974
Chilean Peso	$3,519	$8,342

The sensitivity of the Company’s net earnings due to a 10% change in US dollar exchange rate compared to the Mexican Peso is entirely due to the unrealized gain/(loss) arising from the foreign currency translation of monetary assets and liabilities in the balance sheet; mainly consisting of future income tax liabilities recorded in Mexican Pesos.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the US Dollar as further discussed in Section “Currency Hedging”.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, copper and silver.  A decline in the price of gold, copper or silver could negatively impact the Company’s operations.

The sensitivity of the Company’s revenues, net earnings and Adjusted Earnings due to a 10% change in commodity prices is summarized in the table below:

	For the three months ended Sept. 30, 2008
(On 10% change in price)	Revenues	Effect on Net Earnings, net of tax	Effect on Adjusted Earnings, net of tax (i)

Gold	$7,820	$13,931	$13,931
Copper	$(21,578)	$36,336	$7,386
Silver	$3,422	$4,010	$4,010

	For the nine months ended Sept. 30, 2008
(On 10% change in price)	Revenues	Effect on Net Earnings, net of tax	Effect on Adjusted Earnings, net of tax (i)

Gold	$51,280	$30,537	$30,537
Copper	$37,782	$28,729	$32,570
Silver	$12,661	$7,540	$7,540

(i)              The effect on Adjusted Earnings excludes the impact of a movement in commodity prices on unrealized losses or gains on commodity derivative contracts and the mark-to-market adjustments on unsettled concentrate sales.

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section 9 “Commodity Hedging” for details).  The impact of the sensitivity analysis on Adjusted Earnings excludes these unrealized gains or losses.

The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Commodity Hedging Program”.

The Company has not hedged any of its gold.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt.  During the fourth quarter of 2007, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.  For long-term investments credit risk represents the par value of the instruments.  For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. We mitigate liquidity risk by spreading the maturity dates of derivatives over time.

19.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•      Closure and reclamation costs

Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

•      Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down.

•      Depletion and impairment of mineral properties

Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition.  Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•      Goodwill and impairment testing

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

•      Reserve estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•      Income taxes

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

•      Purchase price allocations on business acquisitions

Purchase price allocations on business acquisitions are determined based on management’s estimates supported by an independent valuation. The preliminary allocation of the purchase prices represents management’s initial estimates. A detailed valuation is to be completed within one year of each acquisition.  It is anticipated that the final purchase price allocations may result in a change to the amounts assigned to mineral properties, a change to the value attributable to tangible assets and the identification of goodwill.

20.          INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, the United States and other countries with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•      The Accounting Standards Board in Canada and the Canadian Securities Administrators (“CSA”) have confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  On February 13, 2008, the CSA confirmed that use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for those enterprises.

•      The Brazilian accounting standards setting body, Comitê de Pronunciamentos Contábeis (CPC), has announced the adoption of IFRS effective January 1, 2010 for financial reporting by public companies.

•      In Chile, IFRS will likely be adopted between 2009 and 2011, depending on the nature and ownership structure of the business.  The current accounting standards setting body of Chile (Colegio de Contadores de Chile) continues to deliberate the timetable and requirements for conversion to IFRS.

•      On August 28, 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of 2008.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS.  Current status of the project is as follows:

Resources

•      In addition to the designated project management position within the controller’s organization, the Company has earmarked resources at the corporate and São Paulo offices for the project.  The Company will continue to invest in training and resources to ensure a timely and effective conversion.

•      The Company has retained the services of a major public accounting firm to provide technical and process management assistance for the project.

Process

•      A diagnostic assessment of the key impact areas was completed and it is being followed by a detailed assessment of accounting and measurement differences between IFRS and the company’s practices.  The assessment has been carried out at the corporate and regional offices in Brazil and Chile.  A high-level impact assessment of IFRS conversion on Company’s IT Systems and tax processes is underway.

•      Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the Design Phase of the project.

•      An initial assessment of exemptions available under IFRS 1 “First-time Adoption of IFRSs” has been completed.  Recommendations of the accounting choices as permitted under IFRS 1 will be submitted to the Project Steering Committee for review and approval in early November.

•      The Company’s external auditor is kept aware of the progress status and issues identified.

•      The Company’s Internal Control Group is kept informed about the project status to facilitate its assessment of the project management process and adequacy in achieving the desired project results.

•      Appropriate communication channels have been established to periodically keep operating departments and staff members in the Controller’s organization informed of the project status.

21.          DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place remained effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•      maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•      providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•      providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•      providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

CHANGES IN INTERNAL CONTROLS

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2008 and December 31, 2007 and results of operations for the period ended September 30, 2008 and September 30, 2007.

This Management’s Discussion and Analysis has been prepared as of November 4, 2008. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three and nine months ended September 30, 2008 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2007 and the most recent Annual Information Form for the year ended December 31, 2007 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plant or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as Brazilian Real versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, successful completion and operation of the ore pass at Gualcamayo, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.